04016192

Att 3/22/2004

VH 3-24-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH. SECTION

SEC FILE NUMBER
8- 65447

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Institutional Brokerage Services Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 West Fourth Street, Suite 810
(No. and Street)

Cincinnati OH 45202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Constance M. Feys (513) 977-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSE COOPERS, LLP
(Name – *if individual, state last, first, middle name*)

1 NORTH WACKER DRIVE, CHICAGO IL 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Constance M. Feys, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Institutional Brokerage Services Company, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Constance M. Feys
Signature

Managing Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Member of
Institutional Brokerage Services Co., LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's equity and cash flows present fairly, in all material respects, the financial position of Institutional Brokerage Services Co., LLC (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 5 to the financial statements, the assets and operations of the Company were acquired subsequent to year end by a wholly-owned subsidiary of the Managing Member.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 13, 2004

Institutional Brokerage Services Co., LLC
Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	258,048
Receivable from clearing broker		60,803
Goodwill		1,775,147
Other assets		2,475
Total assets	$	2,096,473
Liabilities and Member's Equity		
Intercompany payable - taxes	$	24,155
Deferred tax liability		62,119
Total liabilities		86,274
Member's equity		2,010,199
Total liabilities and member's equity	$	2,096,473

The accompanying notes are an integral part of the financial statements.

Institutional Brokerage Services Co., LLC
Statement of Income
Year Ended December 31, 2003

Revenue	
Commissions and other income	$ 912,808
Total revenue	912,808
Expenses	
Salaries and employee benefits	193,942
Execution and clearing expenses	115,905
Other services - intercompany	356,184
Accounting and administrative expenses	95,945
Subscriptions and regulatory expenses	34,104
Other expenses	21,384
Total expenses	817,464
Income before taxes	95,344
Income taxes	39,908
Net income	$ 55,436

The accompanying notes are an integral part of the financial statements.

Institutional Brokerage Services Co., LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2003

Balance, beginning of fiscal year	$ 1,954,333
Capital contribution	430
Net income	55,436
Balance, end of fiscal year	$ 2,010,199

The accompanying notes are an integral part of the financial statements.

Institutional Brokerage Services Co., LLC
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$ 55,436
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred tax expense	58,136
Changes in assets and liabilities:	
Receivable from clearing broker	(60,803)
Other assets	1,812
Accounts payable	(10,147)
Intercompany payable - taxes	26,305
Total adjustments	15,303
Net cash provided by operating activities	70,739
Increase in cash and cash equivalents	70,739
Cash and cash equivalents	
Beginning of year	187,309
End of year	$ 258,048

The accompanying notes are an integral part of the financial statements.

1. Nature of Operations and Significant Accounting Policies

Institutional Brokerage Services Co., LLC (the "Company") is a Delaware limited liability company formed on April 11, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides securities transaction services, which it clears on a fully disclosed basis through another broker. The Company's sole and managing member is Old National Bancorp ("Old National"). On July 1, 2002, the Company acquired the assets of Institutional Brokerage Services Corporation.

The Company operates within a correspondent agreement with Pershing, a division of the Bank of New York ("Pershing"), which executes securities transactions, prepares and mails correspondence, confirmations and statements, maintains prescribed books and records and provides safe-keeping for securities and cash in connection with transactions of the Company's clients.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents is a $25,000 deposit required by Pershing, as a term of the fully disclosed clearing arrangement.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

Goodwill
The excess of the cost of acquired entities over the fair value of identifiable assets acquired less liabilities assumed is recorded as goodwill. Amortization of goodwill is no longer recorded as a result of the Company's adoption of FASB Statement No. 142, *Goodwill and Other Intangible Assets*. The recoverability of goodwill is periodically evaluated by the Company. There was no impairment as of year end.

Income Taxes
As a sole member LLC, the Company is included in the consolidated income tax return of its Managing Member. Under the terms of an informal tax sharing agreement, the Company records income taxes as if it were a separate company. Amounts deemed to be payable or receivable on this basis are settled with the Managing Member.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Concentration of Credit Risk
The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality financial institutions. At times, such cash and temporary cash investments may be in excess of the FDIC insurance limit.

2. Income Taxes

The results of operations of the Company are included in the consolidated Federal tax return filed by its Managing Member. The current and deferred portions of the income tax expense (benefit) included in the Statement of Income as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes* are as follows:

Current income tax expense (benefit)	$ (18,228)
Deferred income tax expense	58,136
Total	$ 39,908

3. Related Party Transactions

The Company compensates an affiliate, wholly-owned by Old National, for services provided. Other expenses, such as compensation, office supplies and other expenses are borne by an affiliate.

4. Net Capital Requirements

Pursuant to Rule l5c3-l of the Securities and Exchange Commission, the Company is required to maintain net capital of 6-2/3 percent of aggregate indebtedness or $5,000, whichever is greater, as these terms are defined.

5. Subsequent Event

On January 1, 2004, the assets and operations of the Company were contributed by Old National to an indirect wholly-owned subsidiary of Old National, ONB Investment Services, Inc.

SUPPLEMENTARY INFORMATION

Institutional Brokerage Services Co., LLC
Computation of Net Capital
December 31, 2003

Total member's equity		$ 2,010,199
		2,010,199
Deductions and/or charges:		
Nonallowable assets:		
Goodwill	$ 1,775,147	
Other assets	2,475	
Total deductions and/or charges		1,777,622
Net capital		$ 232,577
Minimum dollar net capital requirement (A)		$ 5,000
Aggregate indebtedness		$ 24,155
6-2/3% of aggregate indebtedness (B)		$ 1,610
Net capital requirement (greater of A or B)		$ 5,000
Excess net capital		$ 227,577

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 filing.

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 pursuant to Section K(2)(ii) of that Rule.

There are no material differences between the above statement and the claim made in the Company's corresponding unaudited Form X-17a-5 filing.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Supplementary Report of Independent Auditors on Internal Control Pursuant to SEC Rule 17a-5

To the Member of
Institutional Brokerage Services Co., LLC

In planning and performing our audit of the financial statements and supplemental schedules of Institutional Brokerage Services, Co., LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's member, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 13, 2004